

May 2, 2014

<u>Via E-mail</u>
Daniel Khesin
Chief Executive Officer
DS Healthcare Group, Inc.
1601 Green Road
Pompano Beach, FL 33064

> **Re:** **DS Healthcare Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 17, 2014**
> **File No. 333-195344**
> **Registration Statement on Form S-3**
> **Filed April 17, 2014**
> **File No. 333-195345**

Dear Mr. Khesin:

We have limited our review of your registration statements to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please advise us as to the basis upon which you are eligible to register securities on Form S-3 at this time. Refer to General Instruction I.A.3(b) of Form S-3. In this regard, we note that with respect to Mr. Strong's resignation as a vice president of the company effective September 13, 2013, the Form 8-K providing Item 5.02 disclosure was not filed until September 20, 2013. As such, it appears this Form 8-K was not filed timely. For guidance, please refer to Item 5.02(b) of Form 8-K and Question 117.01 of the Exchange Act Form 8-K Compliance and Disclosure Interpretations. Similarly, with respect to the Form 8-K filed on January 6, 2014 relating to disclosure of unregistered sale of equity securities, the EDGAR system notes a report period of December 24, 2013, thus indicating a late filing of this Form 8-K.

Registration Statement on Form S-3, File No. 333-195344

General

2.   Please revise your registration statement to include a description of the units being registered. Refer to Item 9 of Form S-3 and Item 202 of Regulation S-K.

Description of Warrants, page 11

3.   We note your disclosure on page 11 that you may issue warrants "independently or together with *other securities* and may be attached to or separate from any offered securities" [emphasis added]. Please clarify your reference to "other securities" and tell us whether the offer of such securities is being registered as part of this registration statement.

Incorporation of Certain Information By Reference, page 13

4.   We note your incorporation by reference of "any future filings with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) . . ." and "[e]ach document or report subsequently filed . . . after the date hereof and prior to the termination of the offering of the securities shall be deemed to be incorporated by reference into this prospectus . . . ." Please revise your incorporation by reference section to also include filings filed after the date of the initial registration statement and prior to the effectiveness of your registration statement. Refer to Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Exhibit 5.1 Opinion of Pearlman Schneider LLP

5.   Please have counsel file a revised legal opinion opining that the "units" being registered will be, when issued, binding obligations of the registrant under the law of the jurisdiction governing such security. Refer to Section II.B.1(h) of Staff Legal Bulletin No. 19 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kamyar Daneshvar, Staff Attorney at (202) 551-3787 or Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any questions regarding our comments.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Via E-mail
        Brian Pearlman, Pearlman Schneider LLP